UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 11, 2025

KATAPULT HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39116	84-2704291
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5360 Legacy Drive, Building 2 Plano, TX	75024
(Address of principal executive offices)	(Zip Code)

(833) 528-2785
(Registrant’s telephone number, including area code:)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	KPLT	The Nasdaq Stock Market LLC
Redeemable Warrants	KPLTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement.

Merger Agreement

On December 11, 2025, Katapult Holdings, Inc. ( “Katapult”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Katapult, Katapult Merger Sub 1, Inc., a Delaware corporation and wholly-owned indirect subsidiary of Katapult (“Merger Sub 1”), Katapult Merger Sub 2, LLC, a Delaware limited liability company and wholly-owned indirect subsidiary of Katapult (“Merger Sub 2”), CCF Holdings LLC, a Delaware limited liability company (“CCFI”), and Aaron’s Intermediate Holdco, Inc., a Delaware corporation (“Aaron’s”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

Pursuant to the terms and conditions of the Merger Agreement, a business combination among Aaron’s, CCFI, and Katapult will be effected as follows: (a) immediately prior to the Aaron’s Merger Effective Time, (i) Aaron’s shall cause the Aaron’s MIP Holders to assign, transfer and deliver to Katapult, and Katapult shall assume and acquire from the Aaron’s MIP holders, the Aaron’s MIP Units and (ii) Katapult shall issue to the Aaron’s MIP Holders and Aaron’s shall cause the Aaron’s MIP Holders to acquire from Katapult the Aaron’s MIP Rollover Interests as consideration for the Aaron’s MIP Units (the “Aaron’s MIP Exchange”); (b) immediately prior to the CCFI Merger Effective Time, (i) CCFI shall cause the CCFI MIP Holders to assign, transfer and deliver to Katapult, and Katapult shall assume and acquire from the CCFI MIP Holders, the CCFI MIP Equity and (ii) Katapult shall issue to the CCFI MIP Holders and CCFI shall cause the CCFI MIP Holders to acquire from Katapult the CCFI MIP Rollover Interests as consideration for the CCFI MIP Equity (the “CCFI MIP Exchange”); (c) immediately following the Aaron’s MIP Exchange, at the Aaron’s Merger Effective Time, Merger Sub 1 shall be merged with and into Aaron’s, and the separate existence of Merger Sub 1 shall cease and Aaron’s will continue as the surviving corporation in the Aaron’s Merger; and (d) immediately following the CCFI MIP Exchange, at the CCFI Merger Effective Time, Merger Sub 2 shall be merged with and into CCFI, and the separate existence of Merger Sub 2 shall cease and CCFI will continue as the surviving limited liability company in the CCFI Merger.

Consideration

Subject to the terms and conditions of the Merger Agreement and the Contribution and Exchange Agreements (as defined below), (x) (1) immediately prior to Aaron's Merger Effective Time and subject to all conditions to Closing being met, the Aaron's MIP Holders will contribute and assign to Katapult, and Katapult will assume and acquire from the Aaron's MIP Holders, the Aaron's MIP Units in exchange for 943,580 shares of common stock, $0.0001 par value per share, of Katapult ("Katapult Common Stock") and (2) immediately prior to the CCFI Merger Effective Time and subject to all conditions to Closing being met, the CCFI MIP Holders will contribute and assign to Katapult, and Katapult will assume and acquire from the CCFI MIP Holders, the CCFI MIP Equity in exchange for 11,011,927 shares of Katapult Common Stock; and (y) (a) at the Aaron’s Merger Effective Time, by virtue of the Aaron’s Merger and without any further action on the part of any of the parties or any stockholder of Katapult or Aaron’s, (i) any shares of common stock of Aaron’s, par value $0.01 per share (the “Aaron’s Common Stock”) held as treasury stock or held or owned by Aaron’s, Merger Sub 1, Aaron’s MIP Holdings, LLC or any subsidiary of Aaron’s immediately prior to the effective time of the Aaron’s Merger will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor, and (ii) the aggregate equity interests of Aaron’s outstanding as of immediately prior to the Aaron’s Merger Effective Time (including shares of Aaron’s Common Stock and any option or other rights to acquire Aaron’s Common Stock but not including the Aaron’s MIP Units, and excluding shares to be canceled pursuant to the preceding clause (i) and excluding shares of Aaron’s Common Stock that are outstanding immediately prior to the effective time of the Aaron’s Merger and which are held by stockholders who have exercised and perfected dissenters’ rights for such shares of Aaron’s Common Stock in accordance with the General Corporation Law of the State of Delaware, as amended) will be collectively converted solely into the right to receive an aggregate of 11,369,237 shares of Katapult Common Stock, for all such outstanding equity interests and (b) at the CCFI Merger Effective Time, by virtue of the CCFI Merger and without any further action on the part of Katapult, Merger Sub 2, CCFI or any stockholder of Katapult or unitholder of CCFI, (i) any units of CCFI (the “CCFI Units”) held in treasury or held or owned by CCFI, Merger Sub 2 or any subsidiary of CCFI immediately prior to the effective time of the CCFI Merger will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor, (ii) the aggregate equity interests of CCFI outstanding as of immediately prior to the CCFI Merger Effective Time (including the CCFI Units and CCFI Phantom Units but not including the CCFI MIP Units, CCFI Options and CCFI Warrants, and excluding CCFI Units to be canceled pursuant to the preceding clause (i)) will be collectively converted solely into the right to receive an aggregate of 58,516,558 shares of Katapult Common Stock, (iii) 244,146 shares of Katapult Common Stock will be subject to the CCFI Warrants (assuming cashless exercise before closing) and (iv) vested CCFI Options that are outstanding shall, automatically and without any required action on the part of the holder or beneficiary thereof, be forfeited for no consideration. No fractional shares of Katapult Common Stock will be issued in the Mergers, and holders of Aaron’s Common Stock and CCFI units, as applicable, will receive cash in lieu of fractional shares without interest.

Immediately following the consummation of the Mergers, the existing Katapult stockholders, CCFI unitholders and Aaron’s stockholders, on a fully diluted basis, are expected to hold approximately 6.0%, 79.9% and 14.1%, respectively, of the issued and outstanding shares of the combined company.

Representations and Warranties and Covenants

The parties to the Merger Agreement made representations and warranties customary for transactions of this type regarding themselves. The representations and warranties made under the Merger Agreement do not survive the Closing. In addition, the parties to the Merger Agreement made covenants that are customary for transactions of this type including, among others, covenants providing for (a) access and investigation into the parties’ personnel, books, contracts, and other information for due diligence, (b) the operation of the parties’ respective businesses prior to consummation of the Mergers, (c) no solicitation of alternative proposals, and (d) the parties’ completion of contemplated pre-closing reorganizations.

Registration Statement on Form S-4 / Proxy Statement Filing

In connection with the Mergers, the parties will prepare and Katapult will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a prospectus and a proxy statement (the “Registration Statement / Proxy Statement”), and will seek the approval of Katapult’s stockholders with respect to certain actions, including (1) the issuance of Katapult Common Stock to Aaron’s stockholders and CCFI unitholders pursuant to the terms of the Merger Agreement (the “Katapult Stock Issuance”) and (2) a customary incentive plan with terms substantially comparable to those set forth in the Katapult 2021 Plan and pursuant to which at least 9,000,000 shares of Katapult Common Stock will be authorized for issuance (the “2026 Plan”).

Conditions to Consummation of the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance

The consummation of the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance is generally subject to customary conditions of the respective parties, including (a) the expiration or termination of any waiting period applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (b) the absence of any law or governmental order preventing the consummation of the Mergers, Reorganizations or the Katapult Stock Issuance, (c) the effectiveness of the Registration Statement / Proxy Statement, (d) the shares of Katapult Common Stock to be issued in Katapult Stock Issuance having been approved for listing on Nasdaq, subject only to official notice of issuance, (e) receipt of required approvals from the equityholders of each of Aaron’s, CCFI and Katapult, (f) the parties’ representations and warranties being true and correct (subject to certain customary materiality exceptions), (g) compliance by the parties with their respective covenants, (h) the absence of a material adverse effect on any of the parties’ businesses that is continuing and (i) delivery and execution of certain documents by the parties.

Termination & Termination Fees

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing including: (a) by mutual written consent of Katapult, Aaron’s, and CCFI, (b) by any party if the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance are not completed by September 30, 2026 (or extended by 90 days under certain conditions), unless the failure to complete the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance is caused by the party seeking termination, (c) by any party if a court of competent jurisdiction or governmental body issues a final and nonappealable order or other action permanently restraining, enjoining or otherwise prohibiting the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance, (d) by any party if Katapult stockholders fail to approve the Katapult Stock Issuance at the Katapult stockholders’ meeting, (e) by Aaron’s or CCFI if a Katapult Triggering Event (as defined in the Merger Agreement) occurs before stockholder approval of the Katapult Stock Issuance, (f) by any party if any of the other parties breaches a representation, warranty or covenant and fails to cure such breach within 30 days of written notice and (g) by Katapult if it receives a superior acquisition proposal and complies with its obligations to accept the offer.

Upon termination of the Merger Agreement under certain specified circumstances, including, among others, (a) by Aaron’s or CCFI if a Katapult Triggering Event occurs before stockholder approval of the Katapult Stock Issuance and (b) by Katapult if it receives a superior acquisition proposal and complies with its obligations to accept the offer, Katapult would be required to pay an aggregate fee to Aaron’s and CCFI, collectively, equal to $1,514,174.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement and the Contemplated Transactions is not complete and is subject to, and qualified in its entirety by, reference to the Merger Agreement. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about Katapult or the other parties at the time they were made or otherwise and should only be read in conjunction with the other information that the parties make publicly available in reports, statements and other documents filed with the SEC.

Lock-Up Agreements

In connection and concurrently with the execution and delivery of the Merger Agreement, certain equityholders of Katapult, Aaron’s, and CCFI entered into lock-up agreements (the “Lock-Up Agreements”) with Katapult, Aaron’s and CCFI. The Lock-Up Agreements provide that, among other things, such equityholders of Katapult, Aaron’s, and CCFI will not sell, transfer, pledge, or dispose of (“Transfer”) any Katapult Common Stock, for six months following the Closing without prior written consent from Katapult, subject to customary exceptions. At six months following the Closing, each equityholder that executed a Lock-Up Agreement may Transfer up to 50% of their shares of Katapult Common Stock. At nine months following the Closing, those equityholders may Transfer up to 75% of their shares of Katapult Common Stock. Upon the first anniversary of the Closing, the restrictions on Transfers contained in the Lock-Up Agreements will expire.

A copy of the form of Lock-Up Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference and may include such changes as are negotiated between the parties thereto. The foregoing description of the Lock-Up Agreements is not complete and is subject to, and qualified in its entirety by, reference to the form thereof filed herewith.

Support Agreements

In connection and concurrently with the execution and delivery of the Merger Agreement, certain stockholders of Katapult entered into voting and support agreements (the “Support Agreements”) with Katapult, Aaron’s and CCFI. The Support Agreements provide that, among other things, the stockholders of Katapult party thereto will vote their respective equity securities in Katapult in favor of the Merger Agreement and the consummation of the Transactions.

A copy of the form of Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference, and may include such changes as are negotiated between the parties thereto. The foregoing description of the Support Agreements is not complete and is subject to, and qualified in its entirety by, reference to the form thereof filed herewith.

Stockholders Agreements

In connection and concurrently with the execution and delivery of the Merger Agreement, certain equityholders of Aaron’s and CCFI entered into a stockholder’s agreement (the “Stockholders Agreement”) with Katapult. The Stockholders Agreement provides that, among other things, effective as of the Closing (or with respect to the filling of any vacancy, immediately following the effectiveness of the resignations contemplated in Section 2.1(a) of the Stockholders Agreement) (a) the size of the board of directors of Katapult (the “Katapult Board”) will be increased to nine directors, (b) all of the members of the Katapult Board as of the Closing will resign from the Katapult Board, other than Orlando Zayas and Gregory L. Zink, who will remain on the Katapult Board, unless the Closing occurs after Katapult’s 2026 annual meeting, in which case Katapult will cause Orlando Zayas and Gregory L. Zink to resign from the Katapult Board and be reappointed in accordance with the Stockholders Agreement, (c) Jennifer Baldock, Michael Heller and Cory Miller will be appointed to the Katapult Board and placed in the Class of the Katapult Board whose term ends at the first annual meeting following the Closing (the “Class A Directors”), (d) Lynn DeVault, Gene Schutt and, if applicable, Orlando Zayas will be appointed to the Katapult Board and placed in the Class of the Katapult Board whose term ends at the second annual meeting following the Closing (the “Class B Directors”), (e) Will Jones, Kyle Hanson and, if applicable, Gregory L. Zink will be appointed to the Katapult Board and placed in the Class of the Katapult Board whose term ends at the third annual meeting following the Closing (the “Class C Directors”) and (f) Kyle Hanson will serve as the executive chair of the Katapult Board. Pursuant to the Stockholders Agreement, the Katapult Board will nominate and recommend for election the Class A Directors at Katapult’s first annual meeting following the Closing, the Class B Directors at Katapult’s second annual meeting following the Closing and Will Jones (subject to certain beneficial ownership conditions) and the other Class C Directors at Katapult’s third annual meeting following the Closing.

A copy of the form of Stockholders Agreement is filed with this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference, and may include such changes as are negotiated between the parties thereto. The foregoing description of the Stockholders Agreement is not complete and is subject to, and qualified in its entirety by, reference to the form thereof filed herewith.

Contribution and Exchange Agreements

In connection and concurrently with the execution and delivery of the Merger Agreement, the Aaron’s MIP Holders and the CCFI MIP Holders entered into contribution and exchange agreements (the “Aaron’s Contribution and Exchange Agreements” and the “CCFI Contribution and Exchange Agreements” and, together, the “Contribution and Exchange Agreements”) with Katapult, Aaron’s and CCFI. The Contribution and Exchange Agreements provide that, among other things, (i) immediately prior to Aaron’s Merger Effective Time and subject to all conditions to Closing being met, the Aaron’s MIP Holders will contribute and assign to Katapult, and Katapult will assume and acquire from the Aaron’s MIP Holders, the Aaron’s MIP Units in exchange for 943,580 shares of Katapult Common Stock and (ii) immediately prior to the CCFI Merger Effective Time and subject to all conditions to Closing being met, the CCFI MIP Holders will contribute and assign to Katapult, and Katapult will assume and acquire from the CCFI MIP Holders, the CCFI MIP Equity in exchange for 11,011,927 shares of Katapult Common Stock.

A copy of the form of the Aaron’s Contribution and Exchange Agreement is filed with this Current Report on Form 8-K as Exhibit 10.4 and is incorporated herein by reference, and may include such changes as are negotiated between the parties thereto. The foregoing description of the Aaron’s Contribution and Exchange Agreement is not complete and is subject to, and qualified in its entirety by, reference to the form thereof filed herewith.

A copy of the form of the CCFI Contribution and Exchange Agreement is filed with this Current Report on Form 8-K as Exhibit 10.5 and is incorporated herein by reference, and may include such changes as are negotiated between the parties thereto. The foregoing description of the CCFI Contribution and Exchange Agreement is not complete and is subject to, and qualified in its entirety by, reference to the form thereof filed herewith.

Registration Rights Agreement

In connection and concurrently with the execution and delivery of the Merger Agreement, certain equityholders of Aaron’s and CCFI entered into a registration rights agreement (the “Registration Rights Agreement”) effective as of the Closing with Katapult. The Registration Rights Agreement provides that, among other things, Katapult must facilitate the registration of registrable securities for resale under the Securities Act, including filing a registration statement within forty-five days after the Closing and maintaining its effectiveness until such time as the registered securities cease to be registrable securities in accordance with the agreement (including when they are sold or otherwise become freely tradable under Rule 144 without restriction). The Registration Rights Agreement also provides specified demand rights to certain “Primary Holders” (subject to customary conditions, including a minimum offering size and underwriter cutbacks) and piggyback registration rights for all holders of registrable securities. Katapult has also agreed to, among other things, indemnify the holders of registrable securities, their permitted assignees, and their respective officers, directors, agents, brokers, underwriters, investment advisors, employees and each person who controls any such holder of registrable securities or permitted assignee (and the officers, directors, agents and employees of any such controlling person), and their respective successors, assigns, estates and personal representatives, from certain liabilities (including under the Securities Act and the Exchange Act) and related costs and expenses (including reasonable attorneys’ fees) arising out of or relating to the registration, subject to customary exceptions.

A copy of the form of Registration Rights Agreement is filed with this Current Report on Form 8-K as Exhibit 10.6 and is incorporated herein by reference, and may include such changes as are negotiated between the parties thereto. The foregoing description of the Registration Rights Agreement is not complete and is subject to, and qualified in its entirety by, reference to the form thereof filed herewith.

The Merger Agreement, the Lock-Up Agreements, the Support Agreements, the Stockholders Agreement, the Contribution and Exchange Agreements and the Registration Rights Agreement (and the foregoing descriptions of such agreements and the transactions contemplated thereby) have been included to provide investors and stockholders with information regarding the terms of such agreements and the transactions contemplated thereby. It is not intended to provide any other factual information about Katapult, Aaron’s or CCFI. The representations, warranties and covenants contained in the agreements were made only as of specified dates for the purposes of the respective agreements, were made solely for the benefit of the parties to such agreements and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the agreements and discussed in the foregoing descriptions, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Investors and stockholders are not third-party beneficiaries under these agreements. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Financing Arrangements

In connection and concurrently with the execution and delivery of the Merger Agreement, Katapult entered into the Limited Waiver and Second Amendment (the “Second Amendment”) to its Amended and Restated Loan and Security Agreement, dated as of June 12, 2025 (as amended, amended and restated, supplemented, revised, or otherwise modified from time to time, including pursuant to that certain Limited Waiver dated September 15, 2025 (the “First Limited Waiver”), that certain Limited Waiver dated September 29, 2025 (the “Second Limited Waiver”), that certain Limited Waiver dated October 13, 2025 (the “Third Limited Waiver”), that certain Limited Waiver dated October 20, 2025 (the “Fourth Limited Waiver”), that certain Limited Waiver dated October 27, 2025 (the “Fifth Limited Waiver”), that certain Limited Waiver dated as of October 29, 2025 (the “Sixth Limited Waiver”), and that certain Limited Waiver and First Amendment to Amended and Restated Loan and Security Agreement (the “First Amendment”), the “Loan Agreement”), by and among Katapult SPV-1 LLC, Katapult Group, Inc., Katapult (each a “Credit Party” and, together, the “Credit Parties”), Midtown Madison Management LLC, as administrative payment and collateral agent and lender, and the lenders party thereto (the “Lenders”).

The Second Amendment, among other things, permanently waives any default arising from Credit Parties’ failure to maintain Minimum Trialing Three-Month Originations as of the last business day of the calendar month ended November 30, 2025 as required by the Loan Agreement and amends the Loan Agreement to, among other things:

•	Permit the transactions and other actions contemplated by, and to be consummated in connection with, the Merger Agreement;

•	Release Katapult from its guaranty obligations under the Loan Agreement in connection with the corporate reorganization transactions contemplated by the Merger Agreement; and

•	Release the liens on, and security interests in, the assets of Katapult securing the Loan Agreement in connection with such release of Katapult’s guaranty obligations.

A copy of the Second Amendment is filed with this Current Report on Form 8-K as Exhibit 10.7 and is incorporated herein by reference. The foregoing description of the Second Amendment is not complete and is subject to, and qualified in its entirety by, reference to the agreements filed herewith.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit
2.1	Agreement and Plan of Merger*
10.1	Form of Lock-Up Agreement
10.2	Form of Support Agreement
10.3	Form of Stockholders Agreement
10.4	Form of Aaron’s Contribution and Exchange Agreement
10.5	Form of CCFI Contribution and Exchange Agreement
10.6	Form of Registration Rights Agreement
10.7	Limited Waiver and Second Amendment to Amended and Restated Loan and Security Agreement
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

* Annexes, schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted annexes, schedules and exhibits upon request by the SEC.

Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” “predict,” “should,” “will,” “would,” or the negative of these terms or other similar expressions. These forward-looking statements include, but are not limited to: in this Current Report on Form 8-K, statements regarding the all-stock merger transaction of Katapult, Aaron’s and CCFI, the expected timing thereof, and the anticipated benefits of the Transactions. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of Katapult’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond Katapult’s control. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, (i) the ability to obtain regulatory approval and meet other closing conditions to the proposed transaction, including shareholder approval; (ii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or inability to complete the proposed Transactions on the expected timeframe or at all; (iii) litigation relating to the proposed Transactions; (iv) the inability to retain key personnel, or potential diminished productivity due to the impact of the proposed Transactions on Katapult’s current and prospective employees, key management, customers, distributors, merchants and other business partners; (v) the ability to maintain adequate financing, meet liquidity requirements and comply with restrictive covenants related to indebtedness; (vi) anticipated tax treatment, (vii) unexpected costs, charges or expenses resulting from the Transactions; (viii) the combined company’s ability to successfully integrate and grow its business; (ix) the ability to comply with laws and regulations applicable to Katapult’s business and the business of the combined company, including laws and regulations related to rental purchase transactions; and (x) other events or factors, including those resulting from civil unrest, war, foreign invasions, terrorism, geopolitical uncertainty, public health crises and pandemics, trade wars, or responses to such events; and (xi) those factors discussed in greater detail in the section entitled “Risk Factors” in Katapult’s periodic reports filed with the SEC, including the Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 that Katapult filed with the SEC on November 12, 2025.

If any of these risks materialize or Katapult’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Katapult does not presently know or that Katapult currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. There can be no assurance that the transaction will be implemented or that plans of the respective directors and management of Katapult, Aaron’s and CCFI will proceed as expected or will ultimately be successful. Undue reliance should not be placed on the forward-looking statements in this Current Report on Form 8-K. All forward-looking statements contained herein are based on information available to us as of the date hereof, and Katapult does not assume any obligation to update these statements as a result of new information or future events, except as required by law. If Katapult does update one or more forward-looking statements, no inference should be made that Katapult will make additional updates with respect to those or other forward-looking statements.

Additional Information and Where To Find It

This communication may be deemed to be solicitation material in respect of the transaction among Katapult, Aaron’s, and CCFI. Katapult expects to announce a special meeting of its stockholders as soon as practicable to obtain stockholder approval of the transaction. In connection with the Transactions, Katapult intends to file the Registration Statement / Proxy Statement, that will include a proxy statement in preliminary and definitive form of Katapult and Katapult may file with the SEC other relevant documents concerning the transaction. INVESTORS OF KATAPULT ARE URGED TO READ THE REGISTRATION STATEMENT / PROXY STATEMENT, DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KATAPULT, AARON’S, CCFI AND THE TRANSACTION AND RELATED MATTERS. Investors may obtain a free copy of these materials (when they are available) and other documents filed by Katapult with the SEC at the SEC’s website at www.sec.gov, at Katapult’s website at www.katapult.com or by sending a written request to Katapult in care of the Corporate Secretary, at Katapult Holdings, Inc., 5360 Legacy Drive, Building 2, Plano, TX 75024.

Participants in the Solicitation

Katapult and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the special meeting of stockholders in connection with the transaction. Information regarding Katapult’s directors and executive officers, their ownership in Katapult and Katapult’s transactions with related persons is available in Katapult’s proxy statement filed with the SEC on April 24, 2025 on Schedule 14A in connection with its 2025 annual meeting of stockholders, under the headers “PROPOSAL NO. 1 ELECTION OF DIRECTORS” , “DIRECTOR COMPENSATION”, “EXECUTIVE OFFICERS”, “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”, “EXECUTIVE COMPENSATION” and “CERTAIN RELATIONSHIPS AND RELATED-PARTY AND OTHER TRANSACTIONS” (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001785424/000162828025019705/kplt-20250424.htm). Additional information regarding ownership of Katapult’s securities by its directors and executive officers is included in such person’s SEC filings on Forms 3 or 4 (which is available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001785424). Other information regarding Katapult’s directors and executive officers and regarding other persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement related to the proposed transaction and other relevant materials to be filed with the SEC when they become available. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 15, 2025	/s/ Orlando Zayas
Name: Orlando Zayas
Title: Chief Executive Officer